

GAMCO
INVESTORS

Myers Industries, Inc

Gabelli Funds 12/2024

Agenda

1 | Myers Industries Overview

2 | Segment Multiples

3 | Surfacing Value in Signature

4 | 2027 Valuation

Executive Summary

Myers Industries can drive significant value for shareholders, **nearly doubling enterprise value by 2027**, via the separation and IPO of 19.9% of Signature Systems. The Material Handling segment manages several portfolio companies that should derive higher multiples due to higher moats, higher returns on investment with clear investment paths, and higher industry growth opportunities.

Who is Myers Industries, Inc (MYE)

- $900* million manufacturer and distributor of two disparate businesses

- **Material Handling:** manufactures varied plastic, composite or metal products in niche end-markets.

- **Distribution:** distributes auto repair shop equipment and supplies.

*Presentation using 2023 numbers provided by Myers Industries



Distribution, $260 mm

Material Handling, $665 mm

Focus: Material Handling Segment

- Two product groups = $615mm in revenue

    - 1) Storage, Handling & Protection (Power Brands): $459mm
        - Branded products that "move, store, & protect."
        - 30% EBITDA margin

    - 2) Engineered Solutions: $206mm
        - Tailored solutions to meet customer's unique needs.
        - 8% EBITDA margin



Engineered Solutions, $206 mm

Storage, Handling, and Protection, $459 mm

Material Handling: Storage, Handling & Protection

- Product groups: Buckhorn, Acro Mils, Sceptor, and Signature Systems

- EBITDA: $136 million (30% margin)
  - Higher margin due to demand and competitive moat, #1 or #2 share
  - Majority of categories deriving growth from transition to composite material



Material Handling EBITDA

Engineered Solutions, $17 mm

Storage, Handling & Protection, $136 mm

Higher margin businesses undervalued

- MYE EBITDA: $133 million (15% EBITDA margin), trades at <6x 2025 EBITDA
  - 30% Material Handling (Engineered Solutions) = 8% EBITDA margin
  - 70% Material Handling (Storage, Handling & Protection) = 29% EBITDA margin
  - Using peer multiples Storage, Handling & Protection deserves 11.5x multiple vs 6x

Peer Transaction/Trading Multiples

	Price		Market Cap ($B)		Enterprise Value ($B)		EV/EBITDA
Suppliers with material transition trends							
AZEK	$	53.2	$	6.7	$	7.1	19.5 x
TREX	$	75.0	$	7.2	$	7.2	21.5
Plastics/Materials Manufacturers							
SLGN	$	56.7	$	5.6	$	9.0	8.5
BERRY		Acquired	$	15.5	$	8.4	8.0
AMCR	$	10.4	$	23.7	$	33.7	8.0
DOW	$	44.0	$	38.2	$	52.4	8.0
LYB	$	81.5	$	28.0	$	35.8	7.0
Average							11.5x

Engineered Solutions Anchoring Stock Value

- Utilizing sum of the parts analysis and applying peer comps, achieve $1.3 billion Enterprise Value
  - Nearly double current enterprise value of current company
  - Current valuation, values distribution and roto-molding business at 0

Value of MYE Industries Using Appropriate Multiples

	2023 Segment EBITDA	x	Multiple	=	Enterprise Value
Power Brands	$ 136		11.5		$ 1,564
Engineered Solutions	$ 17		6.0		$ 102
				Total	$ 1,666
				Total Less Debt	$ 1,299

Mining value in Signature Systems

- MYE acquired Signature Systems in Feb 2024
  - Transaction Value: $350 million
  - TTM Sales: $120 million
  - EBITDA: $44 million
  - Multiple: 8x
  - EBITDA margin: 36%
  - Trailing capex: $4-5 million
  - Business: mats for ground protection (Industrial application and stadium/turf/field)



Mining Value in Signature Systems: Industry

- Market transitioning from wood to composite (+10% growth)

- Exposure to rebounding Industrial market (potential to accelerate +10% growth)

- Exposure to higher growth Electrical T&D capex spending



End Markets

- Electrical T&D
- Civil Infrastructure
- Turf Protection
- Oil & Gas
- Other

35%

24%

20%

14%

7%

Surfacing Value in Signature Systems: Industry

- $2.7 billion global market

- NA Market ($0.9 billion) growing at 10%
  - Transitioning from wood to composite.
  - Composite 20% of NA market.
  - Signature +50% share of NA composite market

- Opportunity to drive growth in markets outside of North America



North America Composite Matting Demand ($mm)

+12% Growth

250 (2023)

450 (2028)

Surfacing Value in Signature Systems: Industrial Rebound

- 60% of business to grow with Industrial growth
  - Industrial PMI longest period of contraction from October 2022 to November 2024. Signature acquired in February 2023. Reversal sets up 2025 expansion

- Infrastructure Investment & Jobs Act, Federal Inflation Reduction Act = ~$1 trillion in spending
  - Election provides less ambiguity = 2025 rebound
  - 50 bps interest rate reduction = drive spending

- Electrical transmission (1/3) to grow: Continued investment in the grid due to efficiency and safety needs, AI, data center usage, EV, etc
  - Utilities expected to grow capex at 8-10%

Surfacing Value in Signature Systems: Investment Growth Opportunity

- MYE investment in two compression molding machines: ~$20 million allows company to grow with industry catalysts
  - Post cap-ex investment in machines: $200 million of capacity
  - Including Industrial catalysts, potential to double growth from 2021 levels



Estimate Revenue Growth ($mm)

$110   +60% Growth $177

2021 est   2022   2023   2024e   2025P   2026P   2027P   2028P

Note: MYE filings, investor presentations and Gabelli estimates

Surfacing Value in Signature Systems: Synergies

- High margin business: 36% EBITDA
- Synergies to drive ~500 bps of EBITDA margin: $8mm total, $4mm purchasing



EBITDA Potential ($mm)

Note: MYE filings, investor presentations and Gabelli estimates

Surfacing Value in Signature Systems: Cash generation

- New machine capex spending completed post 2025
- 4% historic capital expenditures = significant free cash flow.



EBITDA Potential vs Capex Spend ($mm)

Note: MYE filings, investor presentations and Gabelli estimates

Mining Value in Signature Systems:
IPO 19.9% of Signature Systems

- IPO 19.9% of Signature Systems and add 4.0x debt to Signature

Example Market Cap and EV: IPO 19.9% of Signature Systems

(figures in millions)	Myers	IPO 20% Signature	MYE Cash In	Signature	MYE- ex Signature
Diluted Shares O/S	37		37	37	37
Price	$ 11.00		$ 11.00	$ 4.21	$ 6.79
Equity Market Capitalization	$ 406.0		$ 406.0	$ 155.3	$ 250.7
+ Debt	396		396	207	189
- Cash	(30)	(31)	(61)	0	(61)
Net Debt (Cash)	367		335	207	128
Minority Interest: Signature					31.1
Total Enterprise Value	$ 773		$ 741	$ 362	$ 410

IPO 19.9% of Signature Systems:

- Creates incremental $500 million of value

- Implied Combined Value of $1.3 billion. +60% stock price appreciation over next 3 years

- Value of 2027 Signature equates to current value of MYE entire stock, implying you are carrying rest of business at 0

Example Option: IPO 19.9% of Signature Systems

	2025 Myers	2025 Signature	MYE ex-Signature	Signature 2027 Opportunity
Revenue	$ 865	$ 129	$ 735	$ 161
EBITDA	133	52	81	67
Multiple	6x	7x	6x	11.5x
Total Valuation	$ 795	$ 362	$ 485	$ 767
Less Debt	367	207	129	155
Equity Value	$ 428	$ 155	$ 356	$ 612
Capex	20	10	10	6

Combined: $1.3 Billion Value

Summary: Mining Value in Signature Systems

- Signature Systems is a high-quality business buried in MYE Industries
- Expected to grow at +10% with industry shift to composites
- MYE Investment to add capacity of $200 million
- Synergies will drive +500 bps EBITDA margin growth to 40%
- IPO 19.9% of Signature Systems to highlight quality of company and potential multiple expansion (using peer/industry multiples).
- Signature Systems generate significant cash to delever (4.0x)
- Combined value of company post-IPO is 60% higher by 2027